  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	May 13, 2019

Eldorado Gold Announces Execution of Senior Secured Credit Facility

Vancouver, British Columbia – Eldorado Gold Corporation (“Eldorado,” the “Company” or “We”) is pleased to announce that, further to the Company’s press release of earlier today entitled “Eldorado Gold Announces New Senior Secured Credit Facility”, the Company and its syndicate of lenders have now fully executed a US$450 million amended and restated senior secured credit agreement in respect of a US$450 million Senior Secured Credit Facility (the “Facility”). The Facility will replace the Company's existing revolving credit facility established by HSBC Bank Canada and certain lenders and will become effective upon completion of customary conditions. All terms of the Facility remain as outlined in the Company’s prior press release, and completion of conditions precedent is expected on or prior to the completion of the Company’s senior secured second-lien notes announced earlier today.

Proceeds from the term loan under the Facility and the Company’s secured second-lien notes offering, together with other proceeds, will be used to redeem the Company’s existing 6.125% Senior Notes due December 2020. With the expected increase in free cash flow from Kisladag from the resumption of heap leaching and Lamaque now in commercial production, the Company expects to use such cash flow in part to repay the Term Loan in full.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward looking statements and forward looking information within the meaning of applicable Canadian and U.S. securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to the completion of the transactions in connection with the new Senior Secured Credit Facility and note offering.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the need to negotiate and execute a [credit agreement] and related documents; the need for continued cooperation of the lenders; gold price volatility; the need to obtain any required consents and related documents, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” in the Company's Annual Information Form & Form 40-F dated March 29, 2019.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.